UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1. Other news.

OTHER NEWS

Subject: Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

ICICI Bank Limited (“the Bank”) had, in its disclosure filed with the stock exchanges on February 18, 2023, communicated that the Board of Directors of the Bank had, at its meeting held on February 17-18, 2023, approved a proposal for making I-Process Services (India) Private Limited (“iProcess” or “the Company”) a wholly-owned subsidiary of the Bank, subject to receipt of requisite regulatory and statutory approvals. Vide its disclosure dated September 8, 2023, the Bank communicated that it had received approval from Reserve Bank of India in connection with the above. Vide its disclosure dated January 30, 2024, the Bank had communicated that it has entered into a share purchase agreement in relation to the investment in equity shares of iProcess to make it a wholly-owned subsidiary of the Bank.

We wish to inform that subsequent to the above disclosure, the Bank has purchased 22,500 shares of the Company in off-market transactions. Consequently, the Company has become a subsidiary of the Bank today. The Company will become a wholly owned subsidiary of the Bank in due course.

You are requested to please take the above information on record.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	March 20, 2024	By:	/s/ Prachiti Lalingkar
			Name :	Prachiti Lalingkar
			Title :	Company Secretary